Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883
Telephone:  +61 8 8274 2128   Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au
Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Provides December 2018 Operational Update

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused on the Eagle Ford shale, today provided an update regarding the Company’s recent development activities and outlook regarding its 2019 development plan.

2019 Development Plan

Sundance is in the process of evaluating its 2019 development plan in light of the uncertain commodity price environment, and will release an update once a final determination has been reached. Despite lower commodity prices, the Company’s 2018 well results demonstrate its high quality Eagle Ford portfolio characterized by strong full-cycle economics with a break-even of approximately $30 per boe, inclusive of recovering acquisition costs, development costs, production costs, and all overhead costs.

The Company intends to flex its plan based on commodity prices to operate within cash flow during 2019 while growing production, EBITDA and net asset value, both on an absolute and per share basis. Management will proceed with an appropriately flexible capital plan aimed at these goals while maintaining liquidity and protecting our balance sheet. The Company has no debt maturities until late 2022, significant liquidity, and a strong hedge book to protect payback on already invested capital.

Production

Sundance brought the Live Oak County 4-well James Keith Esse pad online in November and the 2- well McMullen County Hoskins pad online during the first week of December. Quarter to date, Sundance has brought 8 wells online in total.

Drilling Activities

Sundance is currently drilling the 4-well Roy Esse 15H, 16H, 17H and 18H pad in Live Oak County and the 2-well Red Ranch 18H and19H pad in Dimmit County. The Red Ranch pad is being drilled with a spot Patterson rig, which will be released upon completion of that pad.

Completions Activities

Sundance is currently completing the 3-well Harlan Bethune 22H, 23H and 24H pad in Live Oak County and anticipates turning the pad to sales in mid-December. This will bring the total number of fourth quarter wells brought online to 11.

Beginning with the recent Hoskins pad, Sundance has transitioned to using Schlumberger for completion services in order to achieve material cost savings including the ability to utilize locally sourced sand.

Recent Initial Well Results

Well Name	County	IP Date	Completed Lat Length	30-Day IP (boepd)	30-Day / 1,000’ ft	% Oil
Idylwood 04H	Live Oak	16-Oct	6,445	1,028	159	85%
Idylwood 05H	Live Oak	16-Oct	5,487	1,202	219	83%
James Keith Esse 06H	Live Oak	13-Nov	5,175	1,212	234	75%
James Keith Esse 07H	Live Oak	13-Nov	5,178	867	167	79%
James Keith Esse 08H	Live Oak	13-Nov	5,180	1,095	211	73%
James Keith Esse 09H	Live Oak	13-Nov	5,164	1,339	259	76%
Hoskins 20H	McMullen	2-Dec	7,266	—	—	—
Hoskins 21H	McMullen	2-Dec	7,116	—	—	—

Year to Date Well Results

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	60-Day IP (boe/d)	90-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690’	1,345	1,017	811
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642’	484	404	367
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820’	446	371	314
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015’	1,291	1,100	942
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234’	1,132	969	843
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779’	1,102	1,091	974
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073’	1,234	1,066	920
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314’	1,183	901	750
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258’	1,296	1,146	1,003
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299’	1,042	826	834
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528’	1,691	1,588	1,344
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702’	1,738	1,579	1,321
James Keith Esse 06H	Live Oak	26-Jul-18	12-Oct-18	13-Nov-18	5,175’	1,212	—	—
James Keith Esse 07H	Live Oak	22-Jul-18	12-Oct-18	13-Nov-18	5,178’	867	—	—
James Keith Esse 08H	Live Oak	24-Jul-18	12-Oct-18	13-Nov-18	5,180’	1,095	—	—
James Keith Esse 09H	Live Oak	20-Jul-18	12-Oct-18	13-Nov-18	5,164’	1,339	—	—
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	6,445’	1,028	—	—
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	5,487’	1,202	—	—
Harlan Bethune 22H	Live Oak	17-Sep-18	—	—	—	—	—	—
Harlan Bethune 23H	Live Oak	21-Sep-18	—	—	—	—	—	—
Harlan Bethune 24H	Live Oak	25-Sep-18	—	—	—	—	—	—
Hoskins 20H	McMullen	25-Sep-18	9-Nov-18	2-Dec-18	7,266’	—	—	—
Hoskins 21H	McMullen	27-Sep-18	9-Nov-18	2-Dec-18	7,116’	—	—	—
Roy Esse 15H	Live Oak	30-Nov-18	—	—	—	—	—	—
Roy Esse 16H	Live Oak	28-Nov-18	—	—	—	—	—	—
Roy Esse 17H	Live Oak	26-Nov-18	—	—	—	—	—	—
Roy Esse 18H	Live Oak	24-Nov-18	—	—	—	—	—	—
Red Ranch 18H	Dimmit	20-Nov-18	—	—	—	—	—	—
Red Ranch 19H	Dimmit	19-Nov-18	—	—	—	—	—	—

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.